February 23, 2011

Via EDGAR

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 2, 2010
File No. 001-33461

Dear Mr. Gilmore:

On behalf of Solera Holdings, Inc., a Delaware corporation (“Solera”), this is to confirm that Solera received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated February 15, 2011. Per my voicemail exchange with David Edgar of the Staff, Solera will provide its response to the Staff’s comments by March 15, 2011.

Should you have any questions or comments, please contact me at (858) 724-1600.

Sincerely,

/s/ Jason M. Brady

Jason M. Brady
Senior Vice President,
General Counsel and Secretary

cc:	Christine Davis, Securities and Exchange Commission

David Edgar, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Renato Giger, Solera Holdings, Inc.

Brian Aman, Solera Holdings, Inc.

Fred Poska, Deloitte & Touche LLP